[Letterhead of Simpson Thacher & Bartlett LLP]
VIA OVERNIGHT COURIER AND EDGAR

October 1, 2007

Re:	Sirius Satellite Radio Inc.
Registration Statement on Form S-4
File No. 333-144845

XM Satellite Radio Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-27441
John Zitko, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Zitko:
          On behalf of Sirius Satellite Radio Inc. (“SIRIUS”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced registration statement on Form S-4 and preliminary proxy statement on Schedule 14A (the “Registration Statement”) relating, among other things, to the registration of shares of SIRIUS common stock issuable in the proposed merger of XM Satellite Radio Holdings Inc. (“XM”) with a newly formed, wholly-owned subsidiary of SIRIUS, with XM thereupon becoming a wholly-owned subsidiary of SIRIUS. The Registration Statement has been revised in response to the Staff’s comments and to reflect other updating changes.
          To assist your review, we have retyped the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by SIRIUS and XM.
Risk Factors, page 16
1.	We note your statement in response to our prior comment four that neither company believes that the transaction’s contingency fee arrangements raise potential risk factor disclosure issues relating to the independence and quality of their respective financial advisor’s recommendation. Please disclose whether either Board considered the issue at all and, if so, why they concluded that the contingency fee arrangements do not

Securities and Exchange Commission	-2-	October 1, 2007
compromise the independence and quality of their respective financial advisor’s recommendation.

In response to the Staff’s comment, the disclosure on pages 35 and 42 has been revised to reflect that each of the SIRIUS Board of Directors and the XM Board of Directors reviewed the material terms of the engagement letters of their respective financial advisors, including the contingent fee structure which was considered to be customary and appropriate for this type of transaction.
Reasons for the Merger, page 22
2.	We note your response to prior comment 5 and your added disclosure to pages 24, 81, and 82. Please clarify your disclosure to indicate whether the disclosure on pages 81-82 contain all of the financial forecasts provided to each party by the other. If not, please disclose all material projections, internal financial statements, and long-term financial plans for 2007 and 2008 that were exchanged among Sirius, XM, and their respective financial advisors. Also disclose the bases for and the nature of the material assumptions underlying the projections.

In response to the Staff’s request made during our telephone conversations with the Staff with respect to this comment, the disclosure on pages 27, 28 and 42 has been revised to specify the principal metrics included in the XM financial forecasts that were utilized by Morgan Stanley in its financial analyses and the metrics included in the SIRIUS financial forecasts that JPMorgan considered to be important as part of its financial analyses. In addition, in response to the Staff’s request, the disclosure on pages 81 and 82 has been revised to set forth such metrics for 2007-2008 for XM and SIRIUS, respectively.
Exhibit 8.1
3.	We note the assumption contained on page two of the form of opinion that counsel has assumed that the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete, and correct. Statements relating to the subject matter of the opinion may not be assumed as part of the opinion. Please revise.

In response to the Staff’s comment, we have revised our form of opinion and filed the revised opinion as Exhibit 8.1 to the Registration Statement.
XM’s Form 10-Q for the Quarterly Period Ended June 30, 2007
Note 6. Summary of the Transaction, page 19
4.	We note your response to prior comment 8. XM’s disclosures state that the fair market value was “based on an appraisal performed by satellite consulting and lease appraisal firm.” Also, the Forms 10-Q are incorporated by reference in the Form S-4. Based on these factors, please have XM amend its filings to remove the reference to the third party appraiser as previously requested. Alternatively, you should name the firm in the Forms 10-Q and include a consent of the firm in the Form S-4.

Securities and Exchange Commission	-3-	October 1, 2007
In response to the Staff’s comment, XM will file an amendment to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 to remove the reference to the third party appraiser.
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          Please do not hesitate to call Gary L. Sellers at 212-455-2695, Katie Sudol at 212-455-3232 or Simone Bono at 212-455-3644 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission
     Larry Spirgel, Esq.
     Dean Suehiro

Sirius Satellite Radio Inc.
     Patrick L. Donnelly, Esq.

XM Satellite Radio Holdings Inc.
     Joseph M. Titlebaum, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Thomas Kennedy, Esq.